Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	August 22, 2012 (inception) to December 31,	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2014	2015
	(in thousands)
Net loss before income tax benefit (provision)	$(4,093)	$(8,603)	$(28,031)	$(35,982)
Ratio of earnings to fixed charges (1)	—	—	—	—
Deficiency of earnings to fixed charges (2)	$(4,093)	$(8,603)	$(28,031)	$(35,982)

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.
(2)	For purposes of this calculation, earnings consist of loss before income taxes and fixed charges. Fixed charges consists of interest costs (both expensed and capitalized); amortization of debt issuance costs and discount relating to any indebtedness; and an estimate of interest expense within rental expense. Fixed charges were de minimis in all periods presented and are excluded from the table above as all periods presented include a net loss.